UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 10, 2026, Oculis Holding AG (the “Registrant” or “Oculis”) announced that it entered into an asset purchase agreement (the “Agreement”) with Accure Therapeutics S.L. (“Accure”). A copy of the press release is furnished hereto as Exhibit 99.1.

Under the terms of the Agreement, upon the first closing, Oculis will acquire Accure’s rights to Privosegtor (ACT-01) and, in a separate closing, ACT-02, an early-stage preclinical neurology drug candidate. Both closings are subject to separate conditions precedent, and the ACT-02 transaction closing is dependent upon the closing of the ACT-01 transaction.

Total consideration for both transactions consists of an upfront payment of $3.8 million (CHF 3.1 million) in cash, to be paid to Accure at the first closing, and up to 2,050,000 Oculis ordinary shares to be issued to Accure. The Oculis ordinary shares consist of both upfront shares subject to lockup release over a period of up to 2 years following deal completion and earnout shares subject to vesting upon achievement of development and regulatory milestones related to the assets. Subject to the satisfaction or waiver of specified closing conditions, Oculis will acquire the applicable assets, related intellectual property licenses and agreements. Oculis expects to assume, for each asset, existing license agreements with academic institutions, which include obligations to pay low single-digit percentage royalties and to preserve the academic institutions’ rights to use the assets for academic and non-commercial purposes, as required under Spanish law. Upon completion of the Privosegtor acquisition, the existing license agreement between Oculis and Accure relating to Privosegtor will terminate, eliminating the milestone payments and royalty obligations thereunder. The Agreement also contains customary representations and warranties, covenants, indemnification provisions and other terms and conditions for a transaction of this nature.

The Agreement has been approved by Oculis’ board of directors, as well as the board of directors and shareholders of Accure. The closing for Privosegtor is expected to occur no later than February 28, 2027 and the closing for ACT-02 is expected to occur no later than March 31, 2027.

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which the Registrant expects to file no later than with its Annual Report on Form 20-F for the fiscal year ending December 31, 2026.

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-271938, 333-287806 and 333-298073) and Form F-3 (File Nos. 333-294011, 333-278409, 333-271063 and 333-291426).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: August 10, 2026	By:
Sylvia Cheung Chief Financial Officer